UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1


                               Spacial Corporation
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                    84628M107
                                 --------------
                                 (CUSIP Number)


                                  June 22, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement



This Amendment No. 1 to Schedule 13G is being filed in accordance with Rule 13d-2. The original Schedule 13G was filed December 21, 1999, pursuant to Rule 13d-1(d).

CUSIP No.: 84628M107
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1.       NAME OF REPORTING PERSON

         James A. Prestiano
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
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                      5.      SOLE VOTING POWER
NUMBER OF
                              950,000*
SHARES                ----------------------------------------------------------

BENEFICIALLY          6.      SHARED VOTING POWER

OWNED BY                      -0-
                      ----------------------------------------------------------
EACH                  7.      SOLE DISPOSITIVE POWER

REPORTING                     950,000*
                      ----------------------------------------------------------
PERSON                8.      SHARED DISPOSITIVE POWER

WITH                          -0-
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         950,000*
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not applicable.
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.57%
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12.      TYPE OF REPORTING PERSON

         IN
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*Consisting of 800,000 shares of Common Stock and shares underlying a warrant to purchase an additional 150,000 shares of Common Stock at $.50 per share.

Item 1.

(A)      Spacial Corporation
(B)      Brown Place and 132nd Street
         Bronx, New York  10454

Item 2.

(A)      James A. Prestiano
(B)      317 Madison Avenue, Suite 2310
         New York, NY 10017
(C)      U.S.A.
(D)      Common Stock, par value $.001
(E)      84628M107

Item 3.

         Not applicable.

Item 4.  Ownership.

         (A)  Amount Beneficially owned:  950,000*
         (B)  Percent of Class:  6.57
         (C)  Number of shares as to which undersigned has:

              (1)  Sole power to vote or direct the vote:  950,000*
              (2)  Shared power to vote or direct the vote:  -0-
              (3)  Sole power to dispose or to direct the disposition:  950,000*
              (4)  Shared power to dispose or to direct the disposition:  -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         Not applicable.


*Consisting of 800,000 shares of Common Stock and shares underlying a warrant to purchase an additional 150,000 shares of Common Stock at $.50 per share.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July , 2001
-------------------------
Date

                                                   /s/ James A. Prestiano
                                                   ---------------------------
                                                   James A. Prestiano



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).